Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2020

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered
Public Accounting Firm
December 31, 2020

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainline Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 East Lancaster Avenue, Suite 302
(No. and Street)

Wynnewood	Pennsylvania	19096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Adams (610) 896-3057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainline Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
DONNA M. RITTERSHAUSEN, Notary Public
Montgomery County
My Commission Expires December 24, 2021
Commission Number 1008985

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Mainline Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mainline Securities**,** LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Marcum LLP

Deerfield, Illinois
March 1, 2021



Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

5

Financial Statement

Mainline Securities, LLC
**(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)**

Statement of Financial Condition

December 31,		2020
Assets		
Assets		
Cash	$	145,064
Prepaid expenses		23,202
Operating lease right-of-use asset, net		5,968
Total Assets	$	174,234
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	1,820
Due to affiliated entities		27,695
Operating lease liability		6,075
Total Liabilities		35,590
Member's Capital		138,644
Total Liabilities and Member's Capital	$	174,234

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Notes to Financial Statement

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016 the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member"). The primary business of the Company is to provide assistance in capital raises for private placement offerings and with selling of various financial insurance products.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member Limited Liability Company and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2020, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

Leases

The Company will not record an operating lease right-of-use ("ROU") asset and corresponding lease liability for leases with an initial term of twelve months or less and recognizes lease expense for these leases as incurred over the lease term. The Company does not have a public credit rating and

as such used a corporate yield consistent with tenant underwriting for a commensurate company and term of its lease as its incremental borrowing rate in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term. The Company's lease arrangement does not have lease and non-lease components which are accounted for separately.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

4. Related Party Transactions

Office Sublease

The Company has entered into an office sublease agreement with its Member. Under the terms of the agreement, the annual sublease commenced on December 9, 2016 and will renew automatically for five successive one year periods unless either party gives written notice of termination. The Company assumed that all renewal options will be exercised.

The following table summarizes the Company's operating lease information including future minimum lease payments under the lease as of December 31, 2020:

For the Year Ended December 31, 2020		
Operating lease cost	$	6,649
Operating lease - operating cash flows	$	6,651
Remaining lease term		< 1 year
Discount rate		10%

Future minimum lease payments under the lease as were as follows:

As of December 31, 2020		
2021	$	6,337
Total future minimum lease payments		6,337
Less imputed interest		(262)
Total liability	$	6,075
Reported as of December 31, 2020		
Current operating lease liability		6,075
Total	$	6,075

Expense Sharing and Administrative Services Agreement

The Company has an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates

employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the other operation of the Company such as facility rental costs, computer and IT costs, among other, to the Company. As of December 31, 2020, $27,694 was payable to the Mainline Provider Affiliates and $18,146 remains in prepaid related to broker dealer insurance. The Due to affiliated entity and Prepaid are detailed in the accompanying statement of financial condition.

5. Uncertainty

Beginning in January 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual users, all of which may materially affect the Company's performance.

The extent of the impact of the COVID-19 outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. Due to the uncertainty in how the financial markets and the overall economy will be impacted, the overall impact the outbreak will have on the results of the Company is unknown. The Company did experience a decrease in its placement fee revenues during the fiscal year with the market activity increasing as the year drew to a close.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the ratio was 25.66%. At December 31, 2020, the Company had net capital, as defined, of $115,442, which was $110,442 in excess of is required net capital of $5,000.